EXHIBIT (a)(3)

                       AETNA REAL ESTATE ASSOCIATES, L.P.

   December 18, 1996

   Dear Unitholder:

   On December 9, 1996, Acorn Hill Partners L.L.C. ("Acorn") again revised its unsolicited partial tender offer being made for your Limited Partnership Depository Units ("Units") of Aetna Real Estate Associates, L.P. (the "Partnership"), increasing its previous offer from $10.75 to $10.80 per Unit (the "New Acorn Offer"). Neither Acorn nor any of its affiliates are affiliated with the Partnership or its general partners and the New Acorn Offer was not solicited by the Partnership.

   THE NEW ACORN OFFER IS ONLY $.05, OR LESS THAN 1% GREATER THAN THEIR PREVIOUS OFFER. CONSEQUENTLY, FOR ALL THE REASONS COMMUNICATED TO YOU PREVIOUSLY, THE PARTNERSHIP BELIEVES THAT THE NEW ACORN OFFER IS INADEQUATE AND RECOMMENDS THAT YOU REJECT IT.

   FURTHERMORE, WE STRONGLY URGE THAT UNITHOLDERS WHO HAVE TENDERED TO ACORN WITHDRAW THEIR UNITS. UNITHOLDERS WHO HAVE PREVIOUSLY TENDERED THEIR UNITS TO ACORN MAY WITHDRAW THOSE UNITS ON OR ABOUT DECEMBER 23, 1996, BY FOLLOWING THE PROCEDURES PROVIDED TO YOU BY ACORN.

   We will, of course, continue to keep you informed of significant events concerning the Partnership. Should you have any questions concerning this letter, please contact MacKenzie Partners, Inc. which is assisting the Partnership in responding to your inquiries, toll free at (800) 322-2885.

   Very truly yours,

   Paul L. Abbott           Daniel R. Leary
   President                President
   AREA GP Corporation      Aetna/AREA Corporation
   General Partner          General Partner